04035379

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mitsubishi Corp.

*CURRENT ADDRESS

PROCESSED
JUL 12 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3784 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 7/12/04

(Attached document to the Notice of Resolutions of 2004 Ordinary General Meeting of Shareholders)

A R/S
3-31-04

REPORT FOR FISCAL 2004

April 1, 2003 through March 31, 2004

Mitsubishi Corporation

Note: This Report is an unofficial translation of the Japanese language original version, and is provided for your convenience only, without any warranty as to its accuracy or as to the completeness of the information. The Japanese original version of the report is the sole official version.

Business Report (April 1, 2003 through March 31, 2004)

1. Review of Operations

General Operating Environment

During fiscal 2004, the global economy moved onto a moderate recovery footing, paced by a strong U.S. economy and rapid growth in China, despite uncertainties and instability caused by events such as the Iraq war and a string of terrorist incidents around the globe.

The U.S. economy expanded steadily during the year on the back of growth in consumer spending, as evidenced by a stable increase in housing investments and automotive sales, that was spurred by low interest rates and tax reductions. Other factors that drove the U.S. economic recovery were higher levels of capital expenditures due to improved corporate earnings, and exports increasing as a result of a weaker U.S. dollar.

The Chinese economy continued its rapid growth, supported not only by strong exports but also by healthy internal demands in the forms of investments in infrastructure and consumer spending. The expansion of demand in China is a major factor behind growth in world commodities and carriers markets. In other Asian countries, there was a dramatic slowdown in economic activity in the fiscal year's first half because of the Iraq war and SARS, but activity recovered in the second half as a result of the increase in exports underpinned by worldwide economic expansion and rapid growth in China.

On the other hand, economic conditions were stagnant in EU countries, because of sluggish demand both domestic and external affected by anemic German economy and the strong euro.

The Japanese economy, meanwhile, moved steadily down a path to economic recovery. Rising exports, mainly to Asia, led to higher domestic production and an upswing in capital expenditures. The stability of the financial system was another underpinning factor to improving corporate earnings and a rallying stock market. While deflationary pressures persisted, the recovery in corporate production and sales activity prevented any further deterioration in the employment outlook, and household spending was firm and steady throughout this fiscal year.

MC2003—Driven to Create Value

Under these circumstances, in fiscal 2004, the final year of MC2003 which is the three-year plan that began in fiscal 2002, Mitsubishi Corporation (the "Company") implemented the following growth strategies to propel enterprise value higher.

The first growth stragedy was steady execution of the Portfolio Management Strategy, whereby the Company aggressively reshaped its portfolio of businesses by reallocating resources and strengthening strategic business areas.

Under MC2003, the Company introduced business units (BUs) to function as the company's smallest unit for organizational control and earnings responsibility. At the same time, it adopted Mitsubishi Corporation Value Added (MCVA) as a new internal performance indicator. BUs were classified into three types: Stretch, Build and Restructure. Stretch BUs aim to maintain and increase earnings by adding new functions; Build BUs aim to create and build new business domains; and Restructure BUs aim to drastically realign their business through downsizing, restructuring and withdrawal from unprofitable areas. All BUs were assigned a clearly defined mission and MCVA was used to evaluate their results in detail. By employing this system to implement the Portfolio Management Strategy, the Company was able to boldly and swiftly allocate resources into more profitable area. In fiscal 2004, the Company decided to proceed with a large expansion at its coking coal joint venture with Australian partner BHP Billiton, a global diversified resource company. In addition, Sakhalin Energy Investment Co., Ltd. (headquartered in Sakhalin, Russian Federation), in which the Company has an equity stake, decided to invest in a development plan toward year-round crude oil production and the start of natural gas production.

Under the second growth strategy, the Company created new business models and expanded and carved out new business domains that leverage the Company's so-called FILM functions (Finance, IT, Logistics and Marketing technologies). In fiscal 2004, Nippon Care Supply Co., Ltd., which leases beds, wheelchairs and other medical and nursing care items, was listed on the Tokyo Stock Exchange's Mothers market, and Japan Retail Fund Investment Corporation, a real estate investment trust (J-REIT) increased its capital to support growth in assets under management.

The third strategy was the New Technologies Strategy, which aimed to create value by commercializing advanced technologies and other forms of intellectual property. Strategic fields are nanotechnology, energy and the environment, life sciences, and IT and communications. The Company worked to identify businesses in these fields that can become core sources of earnings in the future. In fiscal 2004, the Company established research and development companies to apply fullerene technology in the fuel cell and cosmetic product fields.

Operating Results

Consolidated operating transactions in fiscal 2004 were ¥15,177.0 billion, up ¥1,848.3 billion over the previous fiscal year. Gross profit rose ¥50.8 billion to ¥769.4 billion and net income rose ¥53.1 billion to a record-high ¥115.4 billion.

Non-consolidated results were as follows:

Non-consolidated net sales decreased ¥341.4 billion, or 3.7%, to ¥8,990.7 billion. By commodity, the energy business, chemicals and machinery posted gains, but metals, living essentials and others recorded declines. The decline in metals was due to the transfer of steel products operations to Metal One Corporation. By type of transaction, exports rose due to increases in machinery and other areas. Offshore transactions increased year on year due to increases in chemicals, metals, the energy business and machinery, but domestic transactions decreased, principally due to decrease in metal transactions. Imports also fell due to decreases in machinery, living essentials and others.

Non-consolidated Net Sales (Years ended March 31, 2004 and 2003)

By Segments

	2004		2003		Increase or[-]decrease	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
New Business Initiative	44,586	0.5	54,059	0.6	-9,473	-17.5
Energy Business	2,960,582	32.9	2,795,295	30.0	165,286	5.9
Metals	462,270	5.1	1,046,875	11.2	-584,605	-55.8
Machinery	1,973,628	22.0	1,936,584	20.7	37,043	1.9
Chemicals	1,100,112	12.2	1,024,673	11.0	75,438	7.4
Living Essentials and others	2,449,486	27.3	2,474,599	26.5	-25,112	-1.0
Total	8,990,665	100	9,332,087	100	-341,421	-3.7

(Figures less than ¥1 million are rounded down)

Note: On April 1, 2003, the IT & Electronics Business Group was disbanded. Telecommunication- and media-related divisions of the former group (other than communicating and satellite business) were transferred to the New Business Initiative Group, and the aerospace-related division and communications and satellite business in telecommunication- and media-related divisions were transferred to the Machinery Group. Accordingly, prior-year results of the commodity groups (segments) concerned have been restated to conform with the fiscal 2004 presentation.

By Type of Transaction

	2004		2003		Increase or[-]decrease	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Exports	1,646,810	18.3	1,544,206	16.6	102,604	6.6
Imports	3,168,283	35.2	3,235,630	34.7	-67,347	-2.1
Offshore	1,155,014	12.9	1,058,774	11.3	96,239	9.1
Domestic	3,020,557	33.6	3,493,475	37.4	-472,917	-13.5
Total	8,990,665	100	9,332,087	100	-341,421	-3.7

(Figures less than ¥1 million are rounded down)

Gross profit was ¥187.3 billion, the same level as fiscal 2003. While there were decreases in metals and living essentials, there were increases, mainly in the energy business, much of which was due to strong market conditions. The operating loss was ¥4.0 billion, a ¥9.1 billion improvement over the previous fiscal year, due to lower selling, general and administrative expenses and write-offs. Ordinary income increased ¥34.1 billion to ¥61.8 billion due to growth in dividend income, mainly from natural resource development-related business investments, as well as an improvement in foreign currency exchange gains and losses.

In special gains and losses, the Company recorded special gains of ¥38.1 billion mainly due to the sale of investment securities. However, the Company posted special losses of ¥64.6 billion due to recording of write-downs of investment securities, as well as the early adoption of impairment accounting with respect to property and equipment as the Company continued actions to strengthen its asset base. Overall, net special losses were ¥26.6 billion, ¥26.9 billion worse than the net special gains in previous fiscal year, when the Company recorded large special gains from sales of real estate and gains on securities contributed to an employee retirement benefit trust.

As a result of the above, income before income taxes was ¥35.2 billion, and after deducting income taxes and deferred income taxes, net income was ¥33.0 billion, a ¥13.6 billion improvement over the previous fiscal year.

Issuance of Corporate Bonds

The Company issues bonds as necessary as a primary means of procuring funds. During fiscal 2004, the Company sold 6 issues of straight bonds totaling ¥70 billion in Japan.

Litigation Concerning Graphite Electrode-Related Transactions

Of the nine civil lawsuits concerning graphite electrode related transactions filed in the U.S. and Canada by graphite electrode users, six had been settled as of March 31, 2004. These lawsuits claimed compensation for damages on the grounds of the Company's alleged involvement in cartel activity carried out by graphite electrode manufacturers. The Company has and continues to maintain the stance that it had no involvement and is not responsible for any damages resulting from the cartel activity. Although the Company's assertion that it was not involved and is not responsible has not changed, after a comprehensive review of the advantages and disadvantages of continuing litigation, the Company determined that it would be best to reach a speedy resolution by means of settlement.

In addition, with regard to the shareholders derivative suit filed with the Tokyo District Court in January 2002 against the Company's present and former Board of Directors and Corporate Auditors, the Company, through its supplemental involvement in this case since January last year, has been asserting and proving that it had an appropriate compliance system in place.

Key Themes

The world economy is expected to remain generally strong due to continued steady expansion in the U.S. economy and further growth in China. The Japanese economy, for the time being, is predicted to grow at a moderate rate due to an export-led recovery in internal demand.

Against this economic backdrop, dynamic changes are happening on a world scale. There is a continuous stream of corporate group reorganizations that aim to integrate businesses on a large scale and prioritize resources on strategic businesses. Deregulation is spawning new markets, and fields such as IT, nanotechnology, biotechnology and the environment are bringing forth new technologies. Moreover, China and other Asian economies outside Japan are in the midst of a rapid growth spurt.

Recognizing the environment above, the Company aims to create more value by accurately identifying and assessing the impact of changes in world markets as the basis for creating new business models and opening up new markets. Having set a goal of consolidated net income of ¥130.0 billion in fiscal 2005, the Company will work in a united effort toward this target while taking the following measures.

Firstly, the Company will continue to employ the BU system and MCVA, introduced under MC2003, as its basic framework for managing business operations. The Company's aim is to build on its current position by taking such actions as reviewing asset holdings from the standpoint of using resources effectively. These actions will be taken as the company accelerates implementation of its growth strategies and further promotes its Portfolio Management Strategy to drive continuous growth.

Secondly, the Company will strengthen its already-extensive group network and increase earnings by redoubling its focus on nurturing and utilizing human resources capable of enhancing group management and responding to an increasingly global business environment.

Furthermore, the implementation of the executive officers and executive organization system has clarified separation of the roles and responsibilities of directors and executive officers. At the same time, the Company has taken steps to enhance corporate governance, such as by incorporating the views of outside parties in management through advisory committees of the Board of Directors. In addition to upgrading audit and compliance systems and taking other actions, the Company is practicing management that takes into account corporate social responsibility.

Amid a rapidly and dynamically changing operating environment, both management and employees alike are unified in their commitment to enhancing the Company's ability to respond to changing times and market needs, with the overriding aim of being a globally oriented *sogo shosha* that is attractive to shareholders, customers and all other stakeholders.

Operating Results and Financial Position

	2001	2002	2003	2004
Net Sales (millions of yen)	10,927,418	9,562,842	9,332,087	8,990,665
Net income or (-loss) (millions of yen)	28,760	-11,011	19,322	32,957
Shareholders' equity (millions of yen)	753,598	701,813	664,160	772,525
Net income or (-loss) per share (yen)	18.35	-7.03	12.30	20.92

(Figures less than ¥ 1 million are rounded down)

Notes: The net loss in fiscal 2002 resulted from a provision for doubtful receivables for Mitsubishi Corporation's loans to a subsidiary holding shares in Lawson, Inc.

2. General Information About Mitsubishi Corporation (As of March 31, 2004)

Major Lines of Business

Mitsubishi Corporation (the "Company") is engaged in multifaceted businesses in a broad range of fields. The Company is engaged in domestic and offshore transactions and imports and exports of various commodities, including energy, metals, machinery, chemicals and living essentials. In addition, the Company provides a host of services as a *sogo shosha*, leveraging its finance, IT, logistics and marketing technologies, as well as makes business investments in Japan and overseas.

Stock Data

Number of shares authorized for issuance 2,500,000,000 shares

	Shares of common stock issued	Capital stock	Number of shareholders
As of March 31, 2003	1,567,175,508 shares	126,608,712,734 yen	57,334
Increase or[-]decrease	18,000 shares	8,626,000 yen	-3,012
As of March 31, 2004	1,567,193,508 shares	126,617,338,734 yen	54,322

Note: The increase in the number of issued shares and common stock is due to the exercise of stock acquisition rights during the fiscal year.

Acquisition, Disposal and Holding of Treasury Stock (April 1, 2003 to March 31, 2004)

(1) Acquisition of shares

Common stock	176,431 shares
Total cost of acquisition	177,990,896yen

(2) Disposition of Treasury Stock

Common stock	37,242 shares
Total amount disposed of	35,812,459yen

(3) Holdings at March 31, 2004

Common stock	973,464 shares

Notes:

1. The number of shares of common stock owned by the Company at March 31, 2003 was 834,275.
2. The above-mentioned shares acquired by the Company related to the purchase of fractional shares.
3. The above disposal is in line with the purchase of fractional shares less than one unit of stock.

Stock Acquisition Rights

1. Stock Acquisition Rights Outstanding at March 31, 2004

(1) Stock Options (Stock Acquisition Rights)

	Number of stock acquisition rights	Class and number of shares to be issued for the purpose of issuing stock acquisition rights	Issue price of stock acquisition rights	Price per share due upon exercise of stock acquisition rights (Exercise Price)	Exercise period
FY2001	305	305,000 shares of the Company's common stock	Issued in gratis	¥903	From June 30, 2002 through June 29, 2010
FY2002	1,081	1,081,000 shares of the Company's common stock	Issued in gratis	¥1,002	From June 29, 2003 through June 28, 2011
FY2003	1,204	1,204,000 shares of the Company's common stock	Issued in gratis	¥809	From June 28, 2004 through June 27, 2012
FY2004	1,269	1,269,000 shares of the Company's common stock	Issued in gratis	¥958	From June 28, 2005 through June 27, 2013

Notes: Stock subscription rights, as defined in Article 280, Paragraph 19, of the former Commercial Code of Japan, were abolished, and stock acquisition rights (*Shinkabu-Yoyaku-Ken*) were established by the "Partial Revision to the Commercial Code" (Law No. 128 of 2001). Accordingly the Subscription rights vested under the former Commercial Code is now recorded in this chart as stock acquisition rights.

(2) Stock Acquisition Rights of Bonds with Acquisition Rights

Yen-Denominated Zero Interest Convertible Bonds with Acquisition Rights Due 2011 Issued in Fiscal 2003

Number of stock acquisition rights	Class and number of shares to be issued for the purpose of issuing stock acquisition rights	Issue price of stock acquisition rights	Price per share due upon exercise of stock acquisition rights (Conversion Price)	Exercise period
30,000	126,262,626 Shares of the Company's common stock	Issued in gratis	¥1,188	From July 1, 2002 through June 3, 2011

2. Issuance of Stock Acquisition Rights on Specially Favorable Conditions in Fiscal 2004

① Stock Acquisition Rights Issued as Stock Options in Fiscal 2004

Date of the resolution on Issuance of Stock Acquisition Rights	June 27, 2003
Number of stock acquisition rights	1,269
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	1,269,000 shares of the Company's common stock
Issue price of stock acquisition rights	Issued in gratis
Price per share due upon exercise of stock acquisition rights (Exercise Price)	¥958
Exercise period	June 28, 2005 through June 27, 2013
Other conditions for exercise of stock acquisition rights	Stock acquisition rights may not be partially exercised
Reasons and conditions for canceling stock acquisition rights	The Company shall, at any time, be permitted to acquire, without compensation, and cancel stock acquisition rights.
Other terms	The issue price shall be in gratis

Notes: Adjustments to the Number of Shares Granted and Exercise Price

1. In the event that the Company splits or consolidates its common stock, the Number of Shares Granted and the Exercise Price shall be adjusted proportionately based on the stock split or consolidation ratio. Fractions of a share resulting from this adjustment shall be discarded, and fractions of a yen shall be rounded up to the nearest yen.
2. When for unavoidable reasons it is necessary to adjust the Number of Shares Granted or the Exercise Price, such as in the event

that the Company reduces its capital, merges or is split up, the Company reserves the right to adjust the Number of Shares Granted and the Exercise Price within reasonable limits.

3. In the event that the Company issues new shares or redeems, retires or disposes of its own shares at a price below the market price (excluding acquisition rights or warrant stock options or the exercise of acquisition rights in accordance with the former Japanese Commercial Code), the Exercise Price shall be adjusted in accordance with the following formula. Fractions of a yen resulting from this adjustment shall be rounded up to the nearest yen.

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per new share}}{\text{Market price}}}{\text{Number of shares already issued} + \text{Number of newly issued shares}}$$

In the above formula, "Number of shares already issued" shall be defined as the number of shares of common stock issued and outstanding less the number of shares held in treasury. In the event that the Company redeems, retires or disposes of its own shares, "Number of newly issued shares" shall be read as "Treasury stock retired."

② Name of Allottee, Position and No. of Stock Acquisition Rights

Position	Name of Allottee	No. of Acquisition Rights	Position	Name of Allottee	No. of Acquisition Rights
Chairman of the Board	Minoru Makihara	70	Senior Vice President	Yoshiaki Katayama	15
*President, CEO	Mikio Sasaki	70	Senior Vice President	Hideshi Takeuchi	15
*Senior Executive Vice President	Koji Furukawa	35	Senior Vice President	Mutsumi Kotsuka	15
*Senior Executive Vice President	Yorihiko Kojima	35	Senior Vice President	Kimio Okano	15
*Senior Executive Vice President	Masayuki Takashima	35	Senior Vice President	Seiji Kato	15
*Senior Executive Vice President	Yukio Masuda	35	Senior Vice President	Osamu Masuko	15
*Executive Vice President	Susumu Kani	28	Senior Vice President	Ryoichi Ueda	15
*Executive Vice President	Takeshi Hashimoto	28	Senior Vice President	Ken Kobayashi	15
*Executive Vice President	Takeru Ishibashi	28	Senior Vice President	Koichi Komatsu	15
*Executive Vice President	Shunichi Inai	28	Senior Vice President	Kazumi Yoshimura	15
*Executive Vice President	Masahiro Abe	28	Senior Vice President	Junji Inoue	15
Executive Vice President	Motoatsu Sakurai	28	Senior Vice President	Kanjiro Uehara	8
*Executive Vice President	Yukio Ueno	28	Senior Vice President	Tadashi Hibi	8
*Executive Vice President	Hidetoshi Kamezaki	28	Senior Vice President	Tomoo Yamada	8
*Executive Vice President	Takeshi Inoue	28	Senior Vice President	Mitsuhiko Kato	8
Executive Vice President	Masao Miyamoto	28	Senior Vice President	Goro Shintani	8
Executive Vice President	Katsutoshi Takeda	28	Senior Vice President	Teruhisa Arai	8
Executive Vice President	Masaki Miyaji	28	Senior Vice President	Teiji Ichikawa	8
*Executive Vice President	Ichiro Mizuno	28	Senior Vice President	Susumu Indo	8
Executive Vice President	Hisanori Yoshimura	28	Senior Vice President	Akira Kudo	8
Senior Vice President	Yutaka Kasahara	15	Senior Vice President	Kenjiro Itadani	8
Senior Vice President	Kazuo Tatsumiya	15	Senior Vice President	Hiroyuki Toki	8
Senior Vice President	Haruo Matsumoto	15	Senior Vice President	Yasuyuki Oya	8
Senior Vice President	Nobuyasu Kamei	15	Senior Vice President	Kazuyuki Kikuchi	8
Senior Vice President	Shunichi Imamiya	15	Senior Vice President	Minoru Hasegawa	8
Senior Vice President	Nobuo Ikeuchi	15	Senior Vice President	Takeshi Kadota	8
Senior Vice President	Yoshikuni Kanai	15	Senior Vice President	Tsuyoshi Noro	8
Senior Vice President	Shunichi Nagai	15	Senior Vice President	Masahide Konishi	8
Senior Vice President	Tatsuo Sato	15	Senior Vice President	Minoru Asaoka	8
Senior Vice President	Hiroshi Tanaka	15	Senior Vice President	Tamon Omura	8
Senior Vice President	Hajime Katsumura	15	Senior Vice President	Masaaki Seita	8
Senior Vice President	Hiroshi Mino	15	Senior Vice President	Fumikazu Matsuura	8
Senior Vice President	Masatoshi Nishizawa	15	Senior Vice President	Yoshikazu Nakanishi	8
Senior Vice President	Tsunao Kijima	15	Senior Vice President	Eisaku Tamura	8
Senior Vice President	Mamoru Horio	15	Senior Vice President	Eiji Oshima	8
Senior Vice President	Junta Fujikawa	15			

Notes: 1. Position denotes the position held by the allottee on the Issue Date.
2. * denotes concurrent post as a director of the company.

Principal Shareholders

Name of Shareholder	Ownership of shares of the Company		The Company's investment position in principal shareholders	
	Thousands of shares	%	Thousands of shares	%
The Master Trust Bank of Japan, Ltd. (Trust Account)	135,906	8.72	-	-
Japan Trustee Services Bank, Ltd. (Trust Account)	109,072	7.00	-	-
The Tokio Marine and Fire Insurance Company, Limited	93,168	5.98	-	-
Meiji Yasuda Life Insurance Company	79,552	5.10	-	-
Mitsubishi Heavy Industries, Ltd.	48,920	3.14	26,615	0.79
State Street Bank and Trust Company	46,922	3.01	-	-
The Bank of Tokyo-Mitsubishi, Ltd.	42,701	2.74	-	-
The Chase Manhattan Bank, N.A. London	38,671	2.48	-	-
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	36,757	2.36	-	-
Nippon Life Insurance Company	30,754	1.97	-	-

(Figures less than 1,000 shares are rounded down)

Notes:

1. While the Company does not hold an equity interest in The Tokio Marine and Fire Insurance Company, Limited ("The Tokio Marine"), it does own 14,443 shares (0.81%) of the common stock of Millea Holdings, Inc., the parent company of The Tokio Marine. Furthermore, the Company has voting rights of 21,664 shares (1.22%) of the common stock of Millea Holdings, Inc. under the registered shareholder name "The Master Trust Bank of Japan, Ltd.—Pension Benefit Trust Account—Mitsubishi Corporation."
2. Regarding the Company's equity interest in Mitsubishi Heavy Industries, Ltd., in addition to the above investment, the Company has voting rights of 26,615,000 shares (0.79%) of the common stock of Mitsubishi Heavy Industries, Ltd. under the registered shareholder name "The Master Trust Bank of Japan, Ltd.—Pension Benefit Trust Account—Mitsubishi Corporation."
3. While the Company does not hold equity interests in The Mitsubishi Trust and Banking Corporation or The Bank of Tokyo-Mitsubishi, Ltd., it does own 18,286 shares (0.28%) of the common stock of Mitsubishi Tokyo Financial Group, Inc., the parent company of both banks. Furthermore, the Company has voting rights of 16,702 shares (0.26%) of the common stock of Mitsubishi Tokyo Financial Group, Inc. under the registered shareholder name "The Master Trust Bank of Japan, Ltd.—Pension Benefit Trust Account—Mitsubishi Corporation."

Major Lenders

Name of Lender	Loans payable	Ownership of shares of the Company by the lender	
	Millions of yen	Thousands of shares	%
Meiji Yasuda Life Insurance Company	258,982	79,552	5.10
Japan Bank for International Cooperation	186,669	-	-
Sumitomo Life Insurance Company	144,861	3,171	0.20
Nippon Life Insurance Company	130,000	30,754	1.97
The Dai-Ichi Mutual Life Insurance Company	115,000	10,000	0.64
National Mutual Insurance Federation of Agricultural Cooperatives	57,267	6,638	0.43
The Taiyo Mutual Life Insurance Company	50,594	2,020	0.13
Mitsui Mutual Life Insurance Company	47,000	-	-
Shizuoka Bank	46,914	5,951	0.38
Mizuho Corporate Bank, Ltd	44,434	-	-

(Figures less than ¥1 million and 1,000 shares are rounded down)

Office Network

Domestic Office Network

33 offices branches, including Head Office (Tokyo, Shinagawa), Hokkaido (Sapporo), Tohoku (Sendai), Chubu (Nagoya), Kansai (Osaka), Chugoku (Hiroshima), Kyushu (Fukuoka) branches

Overseas Office Network

111 offices, including the Company's European Headquarters (London), Kuala Lumpur Branch, Singapore Branch, Manila Branch, Beijing Office, Shanghai Office, Jakarta Representative Office

Note: In addition to the above, the Company has 38 main regional subsidiaries around the world, including Mitsubishi International Corporation, with branches and offices in 75 locations overseas.

Status of Work Force

Number of Employees 6,128 (A decrease of 179 employees compared with the end of the prior fiscal year)

Note: In addition to the above, the number of advisors and contract employees was 243, and the number of the staff locally hired by overseas branches and offices and by subsidiaries was 1,023 and 1,835, respectively.

Average Age 41 years, 10 months

Average Years of Service 18 years, 9 months

Status of Major Subsidiaries and Affiliated Companies

(1) Major Subsidiaries and Affiliated Companies

Name of company	Capital stock	Ownership percentage	Main business
Mitsubishi International Corporation	Thousand US$428,557	% 100	Trading
Mitsubishi Corporation International N.V.	Thousand EURO 171,816	100	Holding company of European subsidiaries
Mitsubishi Corporation (Hong Kong) Ltd.	Thousand HK$286,000	100	Trading
Mitsubishi Corporation Finance PLC (U.K.)	Thousand US$90,000	100	Financial investment company
JAPAN AUSTRALIA LNG (MIMI) PTY., LTD.	Thousand AUS$369,050	50.00	Development and sales of natural resources (LNG, LPG, condensate and crude oil)
MITSUBISHI DEVELOPMENT PTY., LTD.	Thousand AUS$450,586	100	Mining
Metal One Corporation	Million ¥100,000	60.00	Trading of steel products
Ryoshoku Ltd.	Million ¥10,630	50.02	Wholesaling of processed food products
Lawson, Inc.	Million ¥58,507	31.20	Franchise operation of convenience stores

(2) Summary of Consolidated Data

	2001	2002	2003	2004
Operating transactions (millions of yen)	13,995,298	13,230,675	13,328,721	15,177,010
Net income (millions of yen)	92,105	60,225	62,265	115,370
Number of consolidated subsidiaries	510	574	365	359
Number of equity -method affiliates	184	206	162	156

Notes:

1. Consolidated net income in the above table was based on US GAAP. In consideration of convenience for investors in Japan and in accordance with accounting practices in Japan, consolidated operating transactions are presented herein and represent the total of the contract value of all transactions in which the Company or its consolidated subsidiaries act as principal or agent.
2. Effective from fiscal 2003, affiliated companies that are subconsolidated or accounted for under the equity method by consolidated subsidiaries have been excluded from the number of companies in the table above. As of March 31, 2004, the number of such consolidated subsidiaries and equity-method investees excluded from the above table was 312 and 66, respectively.

Directors and Corporate Auditors

Name	Present Position
Minoru Makihara	Chairman of the Board
Mikio Sasaki	*President, CEO
Koji Furukawa	*Director
Yorihiko Kojima	*Director
Masayuki Takashima	*Director
Yukio Masuda	*Director
Susumu Kani	*Director
Takeshi Hashimoto	*Director
Takeru Ishibashi	*Director
Shunichi Inai	*Director
Masahiro Abe	*Director
Yukio Ueno	*Director
Hidetoshi Kamezaki	*Director
Takeshi Inoue	*Director
Ichiro Mizuno	*Director
Takashi Nishioka	**Director (Chairman, Mitsubishi Heavy Industries, Ltd.)
Ichiro Taniguchi	**Director (Chairman, Mitsubishi Electric Corporation)
Tatsuo Arima	**Director (Representative of the Government of Japan, Councilor for the Ministry of Foreign Affairs and Professor, Department of Politics, Waseda University)
Yuzo Shinkai	Senior Corporate Auditor (full time)
Tsuneo Wakai	***Corporate Auditor (Counsellor, The Bank of Tokyo-Mitsubishi, Ltd.)
Kokei Higuchi	***Corporate Auditor (Counsellor, The Tokio Marine and Fire Insurance Company, Limited)
Manabu Ueno	Corporate Auditor (full time)
Kiyoshi Fujimura	Corporate Auditor (full time)

Notes:

1. [*] indicates a Representative Director.
2. [**] indicates the fulfillment of the conditions for Outside Directors as provided for in Item 7-2, Paragraph 2, Article 188 of the Japanese Commercial Code.
3. [***] indicates the fulfillment of the conditions for Outside Corporate Auditors as provided for in Paragraph 1, Article 18 of the Law Concerning Special Measures Under the Commercial Code with Respect to Audit, etc., of Corporations (Kabushiki-kaisha)
4. Retirements (As of June 27, 2003)

Hironori Aihara	Director
Naohisa Tonomura	Director
Kanji Yamaguchi	Director
Nobuyuki Masuda	Director
Yoshihiro Ogura	Auditor

5. On April 1, 2004, Director Yorihiko Kojima and former President and Director Mikio Sasaki were appointed president and chairman, respectively. Chairman Minoru Makihara was appointed senior advisor on the same date.

Directors' and Corporate Auditors' Remuneration

(¥ million)

Title	No. of people	FY04 Payments	Remarks
Directors	22	759	1. As of March 31, 2004, there were 18 directors and 5 corporate auditors. The number of people shown to the left includes the 4 directors and 1 corporate auditor who left office on June 27, 2003. 2. The remuneration of directors and corporate auditors is limited to a maximum of ¥90 million and ¥9 million a month, respectively, in accordance with a resolution approved at the ordinary general meeting of shareholders on June 29, 1989. 3. The retirement allowances (excluding executive pension) paid to the directors and corporate auditor who retired during fiscal 2004 were ¥567 million and ¥21 million, respectively. Furthermore, the total amounts paid as executive pension in fiscal 2004 were ¥287 million and ¥9 million to directors and the corporate auditor, respectively. These aforementioned amounts are not included in the payments shown to the left. 4. The Company paid bonuses to directors of ¥55 million. This amount is not included in the payments shown to the left.
Corporate Auditors	6	88	
Total	28	848	

Executive Officers

Name	Present Position
Mikio Sasaki*	President, CEO
Koji Furukawa*	Senior Executive Vice President (Senior Assistant to The President, Chief Compliance Officer)
Yorihiko Kojima*	Senior Executive Vice President (Chief Information Officer)
Masayuki Takashima*	Senior Executive Vice President (Group CEO, Metals Group)
Yukio Masuda*	Senior Executive Vice President (Group CEO, Energy Business Group)
Susumu Kani*	Executive Vice President (General Manager, Kansai（Osaka） Branch)
Takeshi Hashimoto*	Executive Vice President (Group CO-CEO, Machinery Group)
Takeru Ishibashi*	Executive Vice President (Group CEO, Chemicals Group)
Shunichi Inai*	Executive Vice President (General Manager, Chubu Branch)
Masahiro Abe*	Executive Vice President (Group CEO, Machinery Group)
Motoatsu Sakurai	Executive Vice President (Regional CEO for the Americas, President, CEO, Director, Mitsubishi International Corporation)
Yukio Ueno*	Executive Vice President (Corporate Functional Officer)
Hidetoshi Kamezaki*	Executive Vice President (Chief Regional Officer)
Takeshi Inoue*	Executive Vice President (Group CEO, Living Essentials Group)
Masao Miyamoto	Executive Vice President (Group COO, Machinery Group)
Katsutoshi Takeda	Executive Vice President (Resident Managing Director, China, President, Mitsubishi Corporation (China) Investment Co., Ltd.)
Masaki Miyaji	Executive Vice President (General Manager, Mitsubishi Corporation European Head Office, Chairman & Managing Director, Mitsubishi Corporation International N.V.)
Ichiro Mizuno*	Executive Vice President (Chief Financial Officer)
Hisanori Yoshimura	Executive Vice President (Group COO, Energy Business Group)
Haruo Matsumoto	Executive Vice President (Group CEO, New Business Initiative Group, Division COO, Logistics Services Division, New business Initiative Group)
Yutaka Kasahara	Senior Vice President (General Manager, Representative of Mitsubishi Corporation in Jakarta)
Kazuo Tatsumiya	Senior Vice President (General Manager, Internal Audit Department)
Nobuyasu Kamei	Senior Vice President (President, Mitsubishi International G.m.b.H)
Shunichi Imamiya	Senior Vice President (Division COO, Non-Ferrous Metals Division, Metals Group)
Nobuo Ikeuchi	Senior Vice President (Division COO, Plant Project Division, Machinery Group)
Yoshikuni Kanai	Senior Vice President (Executive Vice President, Mitsubishi International Corporation)
Tatsuo Sato	Senior Vice President (Division COO, Aerospace Division, Machinery Group)
Hiroshi Tanaka	Senior Vice President (Division COO, Textiles Division, Living Essentials Group)
Hajime Katsumura	Senior Vice President (President, Mitsubishi Corporation (Taiwan) Ltd.)
Hiroshi Mino	Senior Vice President (Division COO, Consumer Business Division, New Business Initiative Group)

Name	Present Position
Masatoshi Nishizawa	Senior Vice President (Division COO, Petroleum Business Division, Energy Business Group)
Tsunao Kijima	Senior Vice President (Division COO, Foods(Products) Division, Living Essentials Group)
Mamoru Horio	Senior Vice President (Division COO, Foods Commodity Division, Living Essentials Group)
Junta Fujikawa	Senior Vice President (Deputy General Manager, Kansai (Osaka) Branch)
Yoshiaki Katayama	Senior Vice President (Division COO, Power & Electrical Systems Division, Machinery Group)
Hideshi Takeuchi	Senior Vice President (Treasurer)
Mutsumi Kotsuka	Senior Vice President (General Manager, Metals Group CEO Office)
Kimio Okano	Senior Vice President (Division COO, General Merchandise Division, Living Essentials Group)
Seiji Kato	Senior Vice President (Division COO, Natural Gas Business Division, Energy Business Group)
Osamu Masuko	Senior Vice President (Division COO, Motor Vehicle Division, Machinery Group)
Ryoichi Ueda	Senior Vice President (Controller)
Ken Kobayashi	Senior Vice President (General Manager, Singapore Branch)
Koichi Komatsu	Senior Vice President (Senior Assistant to Group CEO, New Business Initiative Group)
Kazumi Yoshimura	Senior Vice President (Division COO, Advanced Sciences & Technologies Division, Chemicals Group)
Junji Inoue	Senior Vice President (President, COO, IT Frontier Corporation)

Notes:

1. [*] indicates executive officers who serve concurrently as directors.
2. Shunichi Nagai retired as Senior Executive Vice President as of March 25, 2004 to become executive director of SPDC Ltd. as of March 26, 2004 .

Non-Consolidated Balance Sheets

Item	Amount		Item	Amount	
	As of March 31, 2004	As of March 31, 2003 (Reference)		As of March 31, 2004	As of March 31, 2003 (Reference)
ASSETS			LIABILITIES		
	(Millions of Yen)	(Millions of Yen)		(Millions of Yen)	(Millions of Yen)
Total current assets	**2,228,338**	**2,172,464**	**Total current liabilities**	**1,819,292**	**1,888,646**
Cash and time deposits	183,034	115,403	Trade notes payable	96,218	103,967
Trade notes receivable	124,557	161,246	Trade accounts payable	800,439	854,711
Trade accounts receivable	1,060,423	1,119,142	Short-term borrowings	244,428	229,221
Short-term investments	88,225	17,481	Commercial paper	158,000	218,154
Inventories	172,296	161,774	Current maturities of bonds	20,000	30,000
Real estate for sale	40,292	53,496	Accounts payable-miscellaneous	90,822	98,585
Advance payments to suppliers	231,855	197,962	Income taxes payable	15,173	3,590
Accounts receivable-miscellaneous	92,173	84,737	Accrued expenses	37,578	34,825
Short-term loans	125,500	144,462	Advances from customers	217,327	176,363
Deferred tax assets-current	35,242	39,144	Deposit liabilities	41,348	42,007
Other current assets	103,817	119,538	Other current liabilities	97,956	97,218
Allowance for doubtful receivables	(29,079)	(41,926)	**Long-term liabilities**	**2,157,674**	**2,059,649**
			Long-term borrowings	1,246,349	1,191,153
Total fixed assets	**2,521,154**	**2,439,992**	Bonds	853,422	836,265
Net property and equipment	**212,257**	**215,073**	Accrued pension and severance liabilities	23,071	28,553
Equipment leased to others	386	885	Provision for special repairs	555	493
Buildings and structures	79,157	41,542	Long-term deferred tax liabilities	29,447	-
Land	127,498	132,213	Other long-term liabilities	4,827	3,184
Construction in progress	804	35,552	**TOTAL LIABILITIES**	**3,976,966**	**3,948,295**
Other property and equipment	4,409	4,879	SHAREHOLDERS' EQUITY		
Intangible assets	***13,137***	***11,031***	***Capital stock***	***126,617***	***126,608***
Software and others	13,137	11,031	Common stock	126,617	126,608
Total investments and other assets	**2,295,760**	**2,213,887**	**Capital surplus**	**136,339**	**136,325**
Investment securities	961,917	903,693	Additional paid-in capital	136,333	136,325
Capital stock of subsidiaries	755,981	680,828	*Other Capital Surplus*	6	-
Investments other than securities	64,199	54,644	Gain on Disposal of Treasury Stock	6	-
Investments in subsidiaries other than capital stock	34,421	37,711	**Retained earnings**	**341,353**	**320,981**
Long-term loans receivable	447,441	471,072	Retained earnings appropriated for legal reserve	31,652	31,652
Non-current trade receivables	97,174	125,546	Reserve	276,186	269,911
Long-term prepaid expenses	35,302	42,388	Reserve for deferred gain on sales of property	14,138	7,001
Deferred tax assets-non-current	-	5,889	Reserve for overseas investment losses	13,588	15,449
Other investments	33,764	39,018	General reserve	248,460	247,460
Allowance for doubtful receivables	(134,442)	(146,906)	Unappropriated retained earnings	33,514	19,417
			Net unrealized gain on other securities	**169,019**	**80,902**
			Treasury stock	**(805)**	**(656)**
			TOTAL SHAREHOLDERS' EQUITY	**772,525**	**664,160**
TOTAL ASSETS	**4,749,492**	**4,612,456**	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	**4,749,492**	**4,612,456**

(Figures less than one million yen are rounded down)

Non-Consolidated Statements of Income

Item	Fiscal 2004 (Year Ended March 31, 2004)		Fiscal 2003 (Reference) (Year Ended March 31, 2003)	
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
ORDINARY INCOME				
Operating income				
Net sales		8,990,665		9,332,087
Cost of sales		8,803,387		9,144,750
Gross profit		187,277		187,336
Selling, general and administrative expenses		191,322		200,499
Operating loss		**4,044**		**13,162**
Non-operating income				
Non-operating income		89,540		80,843
Interest income	12,738		15,181	
Dividends	65,073		54,509	
Other income	11,728		11,151	
Non-operating expenses		23,702		39,964
Interest expense	8,983		11,797	
Other expenses	14,719		28,167	
Ordinary income		**61,793**		**27,715**
SPECIAL GAIN & LOSS				
Special gain		**38,059**		**73,170**
Gain on sales of investment securities	36,768		18,224	
Gain on sales of fixed assets	1,290		34,777	
Gain on securities contributed to employee retirement benefit trust	—		20,168	
Special loss		**64,633**		**72,815**
Loss on sales of investment securities	2,532		3,090	
Loss on sales of fixed assets	4,370		18,973	
Write-down of investment securities	44,850		39,457	
Provision for doubtful receivables from affiliates	4,134		11,294	
Impairment loss on fixed assets	8,745		—	
Income before income taxes		**35,219**		**28,070**
Provision for corporate, enterprise and inhabitants taxes		24,253		5,423
Deferred income taxes		△ 21,991		3,325
Net income for the period		**32,957**		**19,322**
Unappropriated retained earnings brought forward		6,822		6,363
Interim dividends		6,265		6,267
Unappropriated retained earnings		**33,514**		**19,417**

(Figures less than one million yen are rounded down)

Notes:Significant accounting policies, etc. (For the year ended March 31, 2004)

1. Inventories are stated at the lower of cost (based on the moving-average method or specific identification method) or market.
2. Securities are valued as follows:

   Trading securities — Accounted for at market value with unrealized gain or loss included in earnings (The cost of securities sold is determined based on the moving-average method)

   Held-to-maturity securities — Accounted for at amortized cost.

   Securities issued by subsidiaries and affiliates — Accounted for at cost (The cost of securities sold is determined based on the moving-average method)

   Other securities

   Marketable securities: — Accounted for at fair value as determined by the market value at the end of the fiscal year. (Net unrealized gain or loss is recorded in shareholders' equity. The cost of securities sold is determined based on the moving-average method.)

   Non-marketable securities: — Accounted for at cost, cost being determined based on the moving-average method.
3. The Company uses derivative financial instruments to manage its exposures to fluctuations in foreign exchange rates, interest rates and commodity prices. In general, the Company recognizes derivative financial instruments at fair value. For those derivatives that qualify for hedge accounting, gains or losses on derivatives are deferred until maturity of the hedged transactions.
4. Depreciation of property and equipment is computed under the declining-balance method.

   However, buildings (excluding fixtures) acquired after March 31, 1998 are depreciated under the straight-line method.

   Intangible fixed assets are amortized under the straight-line method. Development costs of software for internal use, however, are amortized under the straight-line method based on an estimated useful life of 5 years.
5. The allowance for doubtful receivables is stated in amounts considered to be appropriate based on the Company's past credit loss experience and evaluation of potential losses in the receivables outstanding.
6. Accrued pension and severance liabilities are accounted for based on projected benefit obligations and plan assets at the balance sheet date. Unrecognized net actuarial loss is amortized under the straight-line method over the average remaining service period for the employees in service, from the following fiscal year. Furthermore, prior service costs are amortized using the straight-line method over the average remaining service period for employees.
7. All finance leases are accounted for as operating leases, except for those which, under the terms of the lease, the ownership of the leased property is transferred to the lessee.
8. Consumption tax and similar local tax are excluded from income and expenses.

(Change in Accounting Policy)

Accounting Standard for Impairment of Fixed Assets

Effectvie from the fiscal year ended March 31, 2004, the Company adopted the "Statements of Opinion, Accounting for Impairment of Fixed Assets," issued by the Business Accounting Deliberation Council (BADC) on August 9, 2002, and Financial Accounting Standards Implementation Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets," issued by the Accounting Standards Board of Japan on October 31, 2003 since earlier application of the statements was accepted. The adotion of this new statements had the effect of decreasing income before income taxes by ¥8,745 million for the year ended March 31, 2004. Accumulated impairment losses were subtracted directly from individual assets.

(Additional Information)

Transfer of the Substitutional Portion of the Contributory Pension Plan

In accordance with the Defined Benefit Pension Plan Law, the Company applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion, which would result in the transfer of the pension obligations and related assets to the government upon approval and, on October 29, 2003, obtained approval for exemption from the future obligation by Ministry of Health, Labor and Welfare.

The substitutional portion of the plan assets which will be transferred to the government in the subsequent year is estimated to be approximately ¥44,314 million as at March 31, 2004. If such substitutional portion of the plan assets had been transferred to the government on March 31, 2004, income before income taxes would have increased by approximately ¥20,380 million in accordance with accounting treatment prescribed in Paragraph 44-2 of The Japan Institute of Certified Public Accountants (JICPA) Accounting Committee Report No.13, "Practical Guideline for Accounting of Retirement Benefits (Interim Report)."

Notes to Non-consolidated Balance Sheet (As of March 31, 2004)

1. Due from subsidiaries	: Short-term	¥322,180 million
	: Long-term	¥320,345 million
Due to subsidiaries	: Short-term	¥104,308 million
2. Accumulated depreciation for tangible fixed assets		¥90,607 million

3. In addition to fixed assets shown on the balance sheet, the Company uses leased office equipment, including personal computers, extensively.

4. Assets pledged as collateral	¥118,243 million
5. Guarantees	¥942,724 million
Trades notes discounted	¥64,178 million

6. Litigation

The Company has been named as a defendant in several civil antitrust lawsuits in the U.S. and Canada by graphite electrode users and also as a defendant in a lawsuit by UCAR International Inc. ("UCAR," now known as GrafTech International Ltd.), a graphite electrode manufacturer, in connection with the sales and marketing of graphite electrodes. Six of the lawsuits brought by graphite electrode users have been resolved between the parties, while three others remain active.

The lawsuits brought by graphite electrode users that remain active do not specify the amount of damages that are sought. UCAR is seeking damages in the amount of $406 million and other unspecified damages, plus interest.

It is not possible for the Company to predict at this time what, if any, liability the Company may sustain on account of these lawsuits.

7. Under Article 124, Sub-paragraph 3 of the Commercial Code of Japan, the application of fair value accounting resulted in an increase in net assets of ¥171,120 million.

8. Stock acquisition rights granted as stock options

	FY2001	FY2002
Number of stock acquisition rights	305	1,081
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	305,000 shares of the Company's common stock	1,081,000 shares of the Company's common stock
Issue price of stock acquisition rights	Issued in gratis	Issued in gratis
Price per share due upon exercise of stock acquisition rights (Exercise Price)	¥903	¥1,002
Exercise period	From June 30, 2002 through June 29, 2010	From June 29, 2003 through June 28, 2011

9. "Provision for special repairs" represents a provision prescribed by Article 43 of the enforcement regulations of the Commercial Code of Japan.

10. Retirement Benefit Related

(1) Outline of the Retirement Benefit Plans

The Company has contributory and non-contributory defined benefit pension plans. The contributory defined benefit pension plan is established under the Japanese Welfare Pension Insurance Law and covers a substitutional portion (the basic portion) of the governmental pension program managed by the Company on behalf of the government and a corporate portion (the additional portion) established at the discretion of the Company. The Company also has an early retirement program for employees over the age of 49 with at least 15 years of service.

Moreover, the Company has established an employee retirement benefit trust.

(2) Matters Concerning Retirement Benefit Obligations

Projected benefit obligations	(Note 3)	(¥368,870 million)
Plan assets		¥355,562 million
Unfunded projected benefit obligations		(¥13,308 million)
Unrecognized plan assets		(¥15,253 million)
Unrecognized net actuarial loss		¥82,642 million
Unrecognized prior service cost		(¥2,524 million)
Amount recognized on the balance sheet		¥51,556 million
Prepaid pension cost (Note 2)		¥51,556 million
Accrued pension and severance liabilities (Note 3)		(¥- million)

Notes:
1. Includes the substitutional portion of the contributory pension plan.
2. At March 31, 2004, the fair value of plan assets exceeds projected benefit obligations less unrecognized net actuarial loss and unrecognized prior service cost. Of the excess contribution, the amount of ¥18,318 million expected to be charged to income within one year is included in "Other current assets" and the remaining ¥33,237 million relating to accounting periods beyond one year is included in "Long-term prepaid expenses."
3. In addition to the above, at March 31, 2004, the Company recorded accrued pension and severance liabilities of ¥23,071 million for the ¥23,071 million of pension liabilities under the early retirement program for employees.

(3) Matters Concerning Retirement Benefit Expenses

Service cost (Note 1)	¥9,421 million
Interest cost	¥8,129 million
Expected return on plan assets	(¥3,607 million)
Recognized net actuarial loss	¥19,722 million
Amortization of prior service cost	(¥78 million)
Net periodic pension cost	¥33,587 million

Notes:
1. Represents net of employee contributions to contributory pension plan.
2. In addition to pension expense, the Company recorded pension income connected with the early retirement program for employees of ¥7 million and additional retirement expenses of ¥239 million, which were included in "selling, general and administrative expenses," for the year ended March 31, 2004.

(4) Matters Concerning the Basis for Calculating Projected Benefit Obligations

・Method of allocating expected retirement benefit obligations to service periods

The benefit obligation under the basic portion of contributory pension plan is allocated on a straight-line basis, while the benefit/year-of-service method is applied for the additional portion. The benefit obligation under the non-contributory pension plan is allocated on a straight-line basis.

・Discount rate

The discount rate assumed for the contributory pension plan is 3.0%. The discount rate assumed for the non-contributory pension plan is 1.5%.

・Expected rate of return on plan assets

2.0%

・Years over which net actuarial losses are amortized

Amortized under the straight-line method over the average remaining service period for employees, from the following fiscal year.

・Years over which prior service cost is amortized

Amortized under the straight-line method over the average remaining service period for the employees.

11. Income Tax Related

(1) Breakdown of the significant components of deferred tax assets and liabilities.

Deferred tax assets	
Allowance for doubtful receivables	¥54,877 million
Accrued expenses	¥8,579 million
Write-down of investment securities	¥53,853 million
Retirement benefit-related expenses	¥15,125 million
Impairment loss on fixed assets and land for sale	¥13,030 million
Other	¥13,940 million
Subtotal	¥159,404 million
Less valuation allowance	(¥18,641 million)
Total deferred tax assets	¥140,763 million
Deferred tax liabilities	
Reserve for overseas investment losses	(¥6,365 million)
Deferred gains on sales of property	(¥10,210 million)
Net unrealized gain on other securities	(¥117,567 million)
Other	(¥826 million)
Subtotal	(¥134,968 million)
Net deferred tax assets	¥5,794 million
Current assets	¥35,242 million
Long-term liabilities	(¥29,447 million)

(2) Reconciliation of the combined statutory tax rate to the effective income tax rate after giving effect of income tax allocation

Combined statutory tax rate	42.0%
(Adjustments)	
Expenses not deductible for income tax purposes	4.4%
Dividends	(19.5%)
Tax benefits on foreign tax credit	(21.5%)
Others	1.0%
Effective income tax rate	6.4%

Notes to Non-consolidated Statement of Income(For the year ended on March 31, 2004)

1. Transactions with subsidiaries

Sales...........	¥1,123,579 million
Purchases......	¥892,543 million
Other..........	¥37,786 million

2. Net income per share	¥20.92
Diluted net income per share	¥19.22

3. Impairment loss on fixed assets

Based on the accounting standard relating to the impairment of fixed assets, the Company has grouped assets to the lowest level of asset with identifiable cash flows, such as individual projects, and applied impairment accounting.

As a result of carrying out surveys initiated due to the continuous fall in land prices and falling profitability of projects in Japan, the Company concluded that there was a low possibility of recovering the total book value of concerned assets from future cash flows with regards to some land, buildings, structures and other assets used at commercial facilities, offices and warehouses, mainly in Tokyo and neighboring prefectures. Accordingly, the Company has written down the book value of such assets to the recoverable amount, booking the difference as a special loss for impairment losses in the amount of ¥8,745 million, including ¥3,802 million for land and ¥4,924 million for buildings and structures. The recoverable amount for each asset grouping is measured as the net selling price or value in use, with the net selling price being mainly the appraisal value and the value in use being computed by a discount rate that takes into consideration the risk and profitability of individual asset groupings and external factors.

Proposed Appropriations of Retained Earnings

(Yen)

Description	Amount
Unappropriated retained earnings	**33,514,454,873**
Reversal of reserve for overseas investment losses	**2,273,896,000**
Reversal of reserve for deferred gain on sales of property	**47,066,578**
Total unappropriated retained earnings	**35,835,417,451**
APPROPRIATIONS	
Cash dividends: (¥8.0 per share Ordinary dividend: ¥6.0 Special dividend: ¥2.0)	12,529,760,352
Bonuses to directors	185,000,000
Deferred gains on sales of property	523,978,925
General reserve	14,500,000,000
Total	**27,738,739,277**
Unappropriated retained earnings carried forward	**8,096,678,174**

Notes:

1. On December 10, 2003, the Company paid interim dividends of ¥4.0 per share, amounting to ¥6,265,171,308.
2. Regarding the reserve for overseas investment losses and deferred gain on sales of property, the Company is providing for and reversing reserves in accordance with regulations prescribed by the Special Taxation Measures Law in Japan.

INDEPENDENT AUDITORS' REPORT

May 11, 2004

To the Board of Directors of Mitsubishi Corporation
(Mitsubishi Shoji Kabushiki Kaisha)

Deloitte Touche Tohmatsu

Representative Partner,
Engagement Partner,
Certified Public Accountant:
Katsuaki Takiguchi

Representative Partner,
Engagement Partner,
Certified Public Accountant:
Shuko Shimoe

Engagement Partner,
Certified Public Accountant:
Michio Fujii

Engagement Partner,
Certified Public Accountant:
Takashi Mine

Pursuant to the first clause of Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Mitsubishi Corporation (Mitsubishi Shoji Kabushiki Kaisha) for the fiscal year 2004 from April 1, 2003 to March 31, 2004. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.
As described in Change in Accounting Policy, the Company adopted new accounting standards for the impairment of fixed assets effective for the fiscal year ended March 31, 2004. The adoption is pursuant to a change in accounting standards and is considered to be reasonable.

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

AUDIT REPORT OF THE BOARD OF CORPORATE AUDITORS

Having received from each of the Corporate Auditors reports on auditing methods and results of audits concerning the conduct of the Directors in the execution of their duties during the Company's fiscal year 2004 (from April 1, 2003 to March 31, 2004), and having conferred on such matters and having agreed and resolved unanimously, the Board of Corporate Auditors submits its report as follows:

1. In order to examine the accounts, we received the audit plan and an explanation on policies from the independent auditor, Deloitte Touche Tohmatsu , and requested progress reports from time to time or attended auditing sessions, and as a result, we confirm that the auditing method employed by the independent auditor and the results therefrom are appropriate and adequate.
2. In our examination of the performance of duties other than those relating to accounts, according to the auditing policies and other guidelines established by the Board of Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors and various other management committees, requested business reports from Directors and others from time to time, inspected important documents, inspected the conduct of business and the assets at the Head Office and main offices, and also requested business reports from subsidiaries when deemed necessary.

As a result of these activities, we certify that:

(a) the business report (excluding those parts relating to accounts) presents the Company's situation correctly in accordance with laws and ordinances and the Articles of Incorporation of the Company;

(b) there is nothing which should be pointed out in light of the Company's assets or other factors with respect to the proposed appropriations of retained earnings;

(c) the supplementary schedules (excluding those parts relating to accounts) present correctly all information which should be listed thereon and there is nothing to point out regarding such schedules;

(d) on the part of Directors, no improper behavior in the conduct of their duties, including those relating to subsidiaries, and no grave instances of violations of either applicable laws and ordinances or the Articles of Incorporation of the Company have been detected.

With respect to the engagement by a Director in transactions competing with the Company; the engagement by a Director in transactions with the Company that represent a conflict of interest; donations, grants and any other gratuitous payments made by the Company to any person or entity; non-customary transactions with subsidiaries or shareholders of the Company; and the Company's acquisitions and dispositions of its own shares, we inspected relevant documents and made detailed investigations of such transactions as we deemed necessary, in addition to the examination referred to in item 2. above. We did not find any cases of non-performance of duty by Directors with respect to such matters.

May 11, 2004

Mitsubishi Corporation Board of Corporate Auditors

Yuzo Shinkai
Senior Corporate Auditor (full time)

Tsuneo Wakai
Corporate Auditor

Kokei Higuchi
Corporate Auditor

Manabu Ueno
Corporate Auditor (full time)

Kiyoshi Fujimura
Corporate Auditor (full time)

Note: Messrs. Tsuneo Wakai and Kokei Higuchi, Corporate Auditors, fulfill the conditions for Outside Corporate Auditors as provided for in Paragraph 1, Article 18 of the Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha).

(Reference)

Summary of Consolidated Results (US GAAP)

Summary of Fiscal 2004 Results

Consolidated operating transactions increased Y 1,848.3 billion, or 13.9%, to Y 15,177.0 billion, reflecting factors such as the consolidation of Metal One Corporation, which was established in January 2003, and increased petroleum-related transactions on improved market conditions.

Gross profit rose Y 50.8 billion, or 7.1%, to Y 769.4 billion because of the consolidation of Metal One, strong petroleum-related transactions at the parent company on a market upturn, and strong results at overseas automobile-related subsidiaries.

Selling, general and administrative expenses increased due to higher retirement benefit-related expenses at the parent company, in addition to the consolidation of Metal One and other subsidiaries. However, the provision for doubtful receivables was substantially lower due to a continuing decrease in write-offs from the previous fiscal year.

Due to these factors, operating income increased Y 29.9 billion, or 29.7%, to Y 130.5 billion.

In other income (expenses), loss on property and equipment-net deteriorated by Y 12.9 billion in the absence of the gains which were recorded on the sale of property and equipment in the previous fiscal year. However, there was a Y 48.4 billion increase in gain on marketable securities and investments-net on account of higher capital gains, and an improvement in write-offs of available-for-sale marketable securities accompanying the stock market rally.

As a result, income from consolidated operations before income taxes jumped Y 89.4 billion, or 146.9%, to Y 150.2 billion.

Net equity in earnings of affiliated companies rose Y 9.3 billion, or 23.5%, to Y 49.0 billion, surpassing last fiscal year's record high. This was the result of an increase in earnings from the company's investment in Lawson, which posted higher earnings in the absence of the restructuring expenses recorded in the previous year, and strong results at energy resource-related affiliates and automobile operations in Asia.

The result was a Y 53.1 billion, or 85.3%, increase in consolidated net income to a record-high of Y 115.4 billion.

Mitsubishi Corporation and subsidiaries
OPERATING SEGMENT INFORMATION (US GAAP)
Years ended March 31, 2004 (unaudited) and 2003

[OPERATING SEGMENT INFORMATION]

The companies' operating segment information at and for the years ended March 31, 2004 and 2003 is as follows:

Year ended March 31, 2004

	Millions of yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:										
External customers	240,793	3,648,217	2,889,823	2,731,247	1,555,043	4,196,461	15,261,584	22,622	(107,196)	15,177,010
Intersegment	6,874	45,507	4,271	5,152	2,852	4,659	69,315	2,365	(71,680)	—
Total	247,667	3,693,724	2,894,094	2,736,399	1,557,895	4,201,120	15,330,899	24,987	(178,876)	15,177,010
Gross profit	50,385	67,097	156,949	150,885	67,990	275,742	769,048	5,576	(5,243)	769,381
Operating income(loss)	(2,265)	23,343	45,613	56,365	23,719	59,959	206,734	(56,469)	(19,742)	130,523
Net income(loss)	2,425	30,643	31,045	42,224	14,140	38,744	159,221	(23,188)	(20,663)	115,370
Segment assets	1,061,965	855,771	1,706,543	2,164,671	589,646	1,486,181	7,864,777	909,601	(383,903)	8,390,475

Year ended March 31, 2003

	Millions of yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:										
External customers	264,704	3,267,853	1,740,961	2,487,275	1,443,903	4,167,057	13,371,753	48,243	(91,275)	13,328,721
Intersegment	8,176	41,762	5,650	12,982	2,974	5,430	76,974	3,492	(80,466)	—
Total	272,880	3,309,615	1,746,611	2,500,257	1,446,877	4,172,487	13,448,727	51,735	(171,741)	13,328,721
Gross profit	44,450	54,658	121,561	139,430	64,922	282,490	707,511	8,695	2,374	718,580
Operating income(loss)	(8,649)	10,338	45,921	32,576	20,403	61,211	161,800	(46,098)	(15,063)	100,639
Net income(loss)	(7,339)	23,955	23,929	21,214	10,479	34,129	106,367	(11,302)	(32,800)	62,265
Segment assets	1,002,651	841,601	1,498,040	2,016,515	595,230	1,459,156	7,413,193	955,544	(270,800)	8,097,937

Note:
(1) The segment information has been prepared in accordance with accounting principles generally accepted in Japan (Japanese GAAP), and the difference between Japanese GAAP and U.S. GAAP are included in "Adjustments and Eliminations."
(2) "Other"reperesents the Corporate Staff Section which primarily provide services and operational support to the companies and affiliates. This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments. Unallocated corporate assets categorized in "Other" were Y 909,601 million and Y 955,544 million at March 31, 2004 and 2003 respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.
(3) As of April 1, 2003, the companies reclassified certain business groups. The IT & Electronics Business Group was disbanded as follows: The IT & Electronics Group's Telecommunication & Broadcasting Division was mainly included in the New Business Initiative Group; The Aerospace Division and the Telecommunication & Media Division's Satellite Communications Business Unit were mainly included in the Machinery Group. The consolidated financial position and results of operations of related reportable operating segments for the year ended March 31, 2004 have also been reclassified accordingly.

Mitsubishi Corporation and subsidiaries
CONSOLIDATED BALANCE SHEETS (US GAAP)
March 31, 2004 (unaudited) and 2003

ASSETS	Millions of yen		
	March 31, 2004	March 31, 2003	Increase or [-]decrease
Current assets:			
Cash and cash equivalents	475,670	348,780	126,890
Time deposits	15,942	38,069	-22,127
Short-term investments	188,593	128,670	59,923
Receivables-trade:			
Notes and loans	516,147	514,338	1,809
Accounts	1,988,181	1,884,041	104,140
Affiliated companies	218,381	278,090	-59,709
Allowance for doubtful receivables	(57,599)	(66,506)	8,907
Inventories	558,966	485,071	73,895
Advance payments to suppliers	200,742	138,746	61,996
Deferred income taxes	59,415	55,651	3,764
Other current assets	105,537	117,198	-11,661
Total current assets	4,269,975	3,922,148	347,827
Investments and non-current receivables:			
Investments in and advances to affiliated companies	814,293	712,774	101,519
Other investments	1,209,337	1,189,107	20,230
Non-current notes, loans and accounts receivable-trade	683,299	724,195	-40,896
Allowance for doubtful receivables	(109,387)	(116,085)	6,698
Total investments and non-current receivables	2,597,542	2,509,991	87,551
Property and equipment- net	1,168,838	1,176,613	-7,775
Other assets	354,120	489,185	-135,065
Total	8,390,475	8,097,937	292,538

Mitsubishi Corporation and subsidiaries
CONSOLIDATED BALANCE SHEETS (US GAAP)
March 31, 2004 (unaudited) and 2003

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		
	March 31, 2004	March 31, 2003	Increase or [-]decrease
Current liabilities:			
Short-term debt	525,150	572,708	-47,558
Current maturities of long-term debt	503,212	388,957	114,255
Payables-trade:			
Notes and acceptances	232,528	206,575	25,953
Accounts	1,604,999	1,586,112	18,887
Affiliated companies	60,441	70,972	-10,531
Advances from customers	179,734	110,814	68,920
Accrued income taxes	53,037	34,682	18,355
Other accrued expenses	88,963	90,950	-1,987
Other current liabilities	198,108	211,684	-13,576
Total current liabilities	3,446,172	3,273,454	172,718
Long-term debt, less current maturities	3,026,170	3,085,016	-58,846
Accrued pension and severance liabilities	82,133	215,679	-133,546
Deferred income taxes	136,422	62,336	74,086
Other long-term liabilities	294,498	313,747	-19,249
Minority interests	181,449	210,647	-29,198
Shareholders' equity:			
Common stock	126,617	126,609	8
Additional paid-in capital	179,506	179,491	15
Retained earnings:			
Appropriated for legal reserve	36,077	35,550	527
Unappropriated	975,251	872,939	102,312
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	156,826	54,745	102,081
Net unrealized losses on derivatives	(174)	(10,000)	9,826
Minimum pension liability adjustments	(43,672)	(148,126)	104,454
Foreign currency translation adjustments	(205,987)	(173,401)	-32,586
Less treasury stock	(813)	(749)	-64
Total shareholders' equity	1,223,631	937,058	286,573
Total	8,390,475	8,097,937	292,538

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME (US GAAP)
Years ended March 31, 2004 (unaudited) and 2003

	Millions of yen			
	2004	2003	Increase or [-]decrease	
				%
Operating transactions	15,177,010	13,328,721	1,848,289	13.9
Gross profit	769,381	718,580	50,801	7.1
Gross profit ratio	5.07%	5.39%		
Selling, general and administrative expenses	(631,422)	(595,392)	-36,030	6.1
Provision for doubtful receivables	(7,436)	(22,549)	15,113	-
Operating income	130,523	100,639	29,884	29.7
Other income (expenses) :				
Interest expense - net	(10,642)	(13,984)	3,342	-23.9
Dividend income	28,216	28,244	-28	-0.1
Gain (loss) on marketable securities and investments - net	5,258	(43,155)	48,413	-
Loss on property and equipment - net	(18,428)	(5,573)	-12,855	-
Other - net	15,291	(5,337)	20,628	-
Other income (expenses) - net	19,695	(39,805)	59,500	-
Income from consolidated operations before income taxes	150,218	60,834	89,384	146.9
Income taxes:				
Current	(86,863)	(56,268)	-30,595	-
Deferred	18,710	17,966	744	-
Income from consolidated operations	82,065	22,532	59,533	264.2
Minority interests in income of consolidated subsidiaries	(15,710)	(8,071)	-7,639	-
Equity in earnings of affiliated companies - net (less applicable income taxes)	49,015	39,704	9,311	23.5
Income before cumulative effect of changes in accounting principles	115,370	54,165	61,205	113.0
Cumulative effect of a change in accounting principles	-	8,100	-8,100	-
Net income	115,370	62,265	53,105	85.3

Note: Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.

Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CASH FLOWS (US GAAP)
Years ended March 31, 2004 (unaudited) and 2003

	Millions of Yen 2004	Millions of Yen 2003
I. Operating activities:		
Net income	115,370	62,265
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	119,638	103,094
Provision for doubtful receivables	7,436	22,549
(Gain) loss on marketable securities and investments - net	(5,258)	43,155
Loss on property and equipment - net	18,428	5,573
Equity in earnings of affiliated companies, less dividends received	(17,014)	(17,718)
Deferred income taxes	(18,710)	(17,966)
Cumulative effect of a change in accounting principle	-	(8,100)
Changes in operating assets and liabilities:		
Short-term investments -trading securities	(23,706)	(4,942)
Notes and accounts receivable - trade	(11,069)	115,342
Inventories	(39,468)	3,097
Notes, acceptances and accounts payable - trade	16,989	(116,593)
Other - net	71,754	80,525
Net cash provided by operating activities	234,390	270,281
II. Investing activities:		
Expenditures for property and equipment and other assets	(131,305)	(133,772)
Net decrease in investments	18,070	58,464
Net decrease in loans receivable	35,162	69,499
Net decrease (increase) in time deposits	15,254	(18,579)
Net cash provided by (used in) investing activities	(62,819)	(24,388)
III. Financing activities:		
Net decrease in short-term debt	(55,528)	(171,319)
Net increase (decrease) in long-term debt	32,975	(98,181)
Issuance of common stock upon exercise of stock options	17	-
Acquisition of treasury stock	(58)	(645)
Payment of dividends	(12,531)	(12,536)
Net cash used in financing activities	(35,125)	(282,681)
IV. Effect of exchange rate changes on cash and cash equivalents	(9,556)	(9,659)
V. Net increase (decrease) in cash and cash equivalents	126,890	(46,447)
VI. Cash and cash equivalents, beginning of year	348,780	395,227
VII. Cash and cash equivalents, end of year	475,670	348,780

RECEIVED
2004 JUL -7 A 10: 0?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

June 24, 2004

[Translation]

Notice of Resolutions of 2004 Ordinary General Meeting of Shareholders

Dear Shareholders,

This is to notify you that the following matters were reported or resolved at the ordinary general meeting of the shareholders of Mitsubishi Corporation held today.

Matters for Reporting

Report on the balance sheet as of March 31, 2004, statement of income for fiscal 2004 (from April 1, 2003 to March 31, 2004) and business report for the same year.

Matters for Resolution

1. To approve the proposed appropriations of retained earnings for fiscal 2004
2. To amend in part the Articles of Incorporation
3. To elect seven Directors
4. To elect four Corporate Auditors
5. To grant stock acquisition rights as stock options
6. To grant remuneration to retiring Directors and Corporate Auditors

ATTACHMENT

DIRECTORS AND CORPORATE AUDITORS

As of June 24, 2004

Chairman of the Board	Mikio Sasaki
President, CEO	<u>Yorihiko Kojima</u>
Director	<u>Masayuki Takashima</u>, <u>Yukio Masuda</u>, <u>Takeru Ishibashi</u>, <u>Shunichi Inai</u>, <u>Masahiro Abe</u>, <u>Yukio Ueno</u>, <u>Hidetoshi Kamezaki</u>, <u>Takeshi Inoue</u>, <u>Ichiro Mizuno</u>, <u>Haruo Matsumoto</u>, Takashi Nishioka, Ichiro Taniguchi, Tatsuo Arima, Tomio Tsutsumi
Senior Corporate Auditor	Yuzo Shinkai
Corporate Auditor	Shigemitsu Miki, Koukei Higuchi, Shigeru Nakajima, Kiyoshi Fujimura

Notes: 1. Directors total 16
Corporate Auditors total 5 (including Senior Corporate Auditor)
2. Representative Directors are underlined.

Additionally, Executive Officers as of June 24, 2004 are as follows.

President, CEO	<u>Yorihiko Kojima</u>
Senior Executive Vice President	<u>Masayuki Takashima</u>, <u>Yukio Masuda</u>, <u>Takeru Ishibashi</u>
Executive Vice President	<u>Shunichi Inai</u>, <u>Masahiro Abe</u>, Motoatsu Sakurai, <u>Yukio Ueno</u>, <u>Hidetoshi Kamezaki</u>, <u>Takeshi Inoue</u>, Masao Miyamoto, Katsutoshi Takeda, <u>Ichiro Mizuno</u>, Hisanori Yoshimura, <u>Haruo Matsumoto</u>
Senior Vice President	Shunichi Imamiya, Yoshikuni Kanai, Tatsuo Sato, Hajime Katsumura, Hiroshi Mino, Masatoshi Nishizawa, Tsunao Kijima, Mamoru Horio, Junta Fujikawa, Yoshiaki Katayama, Hideshi Takeuchi, Mutsumi Kotsuka, Kimio Okano, Seiji Kato, Osamu Masuko, Ryoichi Ueda, Ken Kobayashi, Koichi Komatsu, Kazumi Yoshimura, Junji Inoue, Masahide Yano, Motonobu Teramura, Hideyuki Nabeshima, Tsuneo Iyobe, Jun Yanai, Hideto Nakahara, Shosuke Yasuda

Note: Directors are underlined.

ARTICLES OF INCORPORATION

OF

MITSUBISHI CORPORATION

(Amended as of June 24, 2004)

CHAPTER I General Provisions

ARTICLE I (Name of the Company)

The name of the Company shall be Mitsubishi Shoji Kabushiki Kaisha. It shall be written in English as Mitsubishi Corporation or Mitsubishi Shoji Kaisha, Limited.

ARTICLE II (Objectives of the Company)

The Company shall operate the following lines of business:

1. Purchase, sale and trading of the following commodities:
   a. Coal, petroleum, gas, and other fuels and products processed therefrom.
   b. Iron, non-ferrous metals and products processed therefrom, as well as ores and minerals.
   c. Machinery, mechanical devices, appliances and instruments (including meters and medical equipment), vehicles, ships and aircraft as well as parts and accessories therefor.
   d. Food, liquor and other beverages, oil bearing seeds, oil and fats, resins, tobacco, salt, and other agricultural, marine, forestry, livestock and natural products as well as products processed therefrom.
   e. Fertilizers, feed-stuffs, and raw materials therefor.
   f. Textiles and raw materials therefor.
   g. Lumber, lumber products as well as cement, glass and other ceramics.
   h. Chemical products, cosmetics, high pressure gas and drugs (including medical supplies, quasi-drugs, poisons, drastic medicines, gun powder and detonators, etc.) and raw materials therefor.

i. Rubber, hide and leather, pulp, paper, and products processed therefrom, as well as accessories and general merchandise.

2. Development, exploration, production, manufacturing, processing, waste treatment, recovery and recycling of the commodities mentioned in the preceding item, and forestry, as well as contracting therefor.
3. Repair, installation and erection, leasing, and maintenance of machinery, mechanical devices, appliances and instruments, vehicles, ships, and aircraft as well as parts and accessories therefor.
4. Acquisition, development planning, maintenance and sale of intangible property rights such as industrial property rights, copyrights, know-how, various kinds of systems engineering and other software.
5. Greenhouse gas emission trading
6. Business relating to gathering, processing and supplying information.
7. Telecommunications, broadcasting, advertising as well as publishing and printing business.
8. Management of medical health facilities, hotels and other lodging facilities, sport facilities, theaters, restaurants as well as travel business.
9. Business relating to planning and management of events.
10. Construction business as well as planning, research, surveying, designing and supervising of construction works.
11. Purchase and sale, lease and management of real property.
12. Business relating to the generation and supply of electricity.
13. Financial business such as purchase and sale of negotiable instruments, loans, purchase and sale of claims, guaranteeing and underwriting of obligations, and purchase and sale of foreign exchange, etc.
14. Business relating to distribution of and advice on commodity investment.
15. Temporary personnel placement service.
16. Purchase and sale of used commodities.
17. Warehousing business.
18. Land, marine and air transportation and forwarding business.
19. Agent, broker and wholesaler of the preceding items.

20. Non-life insurance agency, insurance agency under the Automobile Liability Security Law in Japan and life insurance solicitation-related activities.
21. Consulting in respect of preceding items.
22. All undertakings in connection with those lines of business mentioned in the preceding items.

ARTICLE III (Location of Head Office)

The head office of the Company shall be situated at Chiyoda-ku, Tokyo, Japan.

ARTICLE IV (Method of Public Notices)

Public notices of the Company shall be placed in the Nihon Keizai Shimbun published in Tokyo.

CHAPTER II Shares

ARTICLE V (Total Number of Shares)

The total number of shares authorized to be issued by the Company shall be two thousand five hundred million (2,500,000,000) shares.

ARTICLE VI (Acquisition of Treasury Shares)

The Company may purchase (referring to "purchasing" provided for in the Commercial Code, Article 211-3, Paragraph 1, Item 2) treasury shares based on a resolution of its Board of Directors.

ARTICLE VII (Number of shares constituting One Unit, non-issuance certificates indicating fractions of One Unit and the additional purchase of certificates indicating fractions of One Unit)

The number of shares which will constitute one unit of the shares of the

Company ("Unit Stock") shall be one thousand (1,000) shares.

The Company shall not issue share certificates indicating a number of shares less than one unit (hereinafter "Fractional Shares less than One Unit of Stock"), unless the Company deems such issuance necessary.

A shareholder (herein including any beneficial shareholder) may ask the Company to sell its shares constituting One Unit in exchange for fractions of One Unit stock which, when added, constitute One Unit.

ARTICLE VIII (Denominations of Share Certificates)

Denominations of share certificates to be issued by the Company shall be decided by resolution of the Board of Directors.

ARTICLE IX (Transfer Agent)

The Company shall have a transfer agent with respect to its shares.

The transfer agent and its office at which the Company shares are handled shall be determined by the Board of Directors, and shall be announced by public notice.

The register of shareholders (herein including the register of beneficial shareholders) and the lost share certificate register of the Company shall be placed at the share handling office of the transfer agent, and the handling of shares, including the entry of a transfer in the register of shareholders, the entry or record in the register of beneficial shareholders and the lost share certificate register and the purchase/additional purchase by the Company of fractional shares of less than one Unit Stock, shall be carried out by the transfer agent, not by the Company.

ARTICLE X (Handling of Shares)

The procedures and the fees in connection with the handling of shares, including the entry of a transfer in the register of shareholders, the entry or record in the register of beneficial shareholders and the lost share certificate register, and the purchase and additional purchase by the Company of fractional shares of less than One Unit stock, shall be decided by the Board of Directors taking into consideration general practices.

ARTICLE XI (Record Date)

The Company shall deem any shareholder entered or recorded in the register of shareholders as of the close of business on the last day of each business term to be a shareholder who is entitled to exercise his or her rights as a shareholder at the ordinary general meeting of shareholders concerning the closing of accounts for such business term.

Unless otherwise provided for in the preceding paragraph or elsewhere in the Articles of Incorporation, the Company may, whenever necessary, by resolution of the Board of Directors and by giving prior public notice, deem any shareholder or pledgee entered or recorded in the register of shareholders as of the close of business on a specified date to be a shareholder or pledgee who is entitled to exercise his or her rights as a shareholder or pledgee.

CHAPTER III General Meeting of Shareholders

ARTICLE XII (Convening of General Meeting of Shareholders)

An ordinary general meeting of shareholders shall be convened in June of each year, and an extraordinary general meeting of shareholders shall be convened from time to time, whenever necessary.

ARTICLE XIII (Chairman)

The President and Chief Executive Officer shall convene a general meeting of shareholders and shall assume its chairmanship. In case, however, the President and Chief Executive Officer is prevented by unavoidable circumstances from so acting, or in case the post of the President and Chief Executive Officer is vacant, one of the other Directors shall act in his stead, according to the order as decided by the Board of Directors.

ARTICLE XIV (Exercise of Voting Right by Proxy)

A shareholder may appoint another shareholder having voting right to be his proxy in order to exercise his voting right.

ARTICLE XV (Resolution)

A special resolution by a general meeting of shareholders (which refers to a resolution stipulated in Article 343 of the Commercial Code of Japan) shall be adopted when, at a general meeting of shareholders where shareholders with voting rights surpassing 1/3 of the aggregate voting rights of the total shareholders are present, it is approved by a vote of 2/3 or more of the voting rights present.

All resolutions other than those provided for in the preceding paragraph shall be adopted by a majority vote of the shareholders present, unless otherwise provided for by laws or ordinances or by the Articles of Incorporation.

CHAPTER IV Directors, Board of Directors and Executive Officers

ARTICLE XVI (Election of Directors)

Directors shall be elected at a general meeting of shareholders.

With respect to the resolutions for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of the total number of voting rights shall be required.

The resolutions for the election of Directors shall not be conducted by cumulative voting.

ARTICLE XVII (Term of Office of Directors)

The term of office of each of the Directors shall expire at the close of the ordinary general meeting of shareholders held for the latest settlement of accounts within one year from assumption of office.

ARTICLE XVIII (Representative Directors and Directors in Title)

By resolution of the Board of Directors, Representative Directors shall be appointed.

Each of the Representative Directors shall represent the Company severally and shall administer the affairs of the Company in accordance with resolutions of the Board of Directors.

By resolution of the Board of Directors, the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, and the President and Chief Executive Officer may be appointed.

ARTICLE XIX (Convening of Meetings of the Board of Directors)

The Chairman of the Board of Directors shall convene a meeting of the Board of Directors and shall assume its chairmanship. In case, however, the Chairman of the Board of Directors is prevented by unavoidable circumstances from so acting, or in case the post of the Chairman of the Board of Directors is vacant, one of the other Directors shall act in his stead, according to the order as decided by the Board of Directors.

Each of the Directors and Corporate Auditors shall be notified of a meeting of the Board of Directors at least three (3) days before the date set for such meeting.

ARTICLE XX (Remuneration for Directors)

Remuneration for Directors shall be decided by resolution of a general meeting of shareholders.

ARTICLES XXI (Reduction in Liabilities of Directors)

The Company may exempt directors from their liabilities within the limits of laws or ordinances, pursuant to a resolution by the Board of Directors (refers to a resolution based on Article 266-12 of the Commercial Code of Japan).

The Company may conclude an agreement with its external directors on limiting his or her liabilities to the higher of the following two amounts: a preset sum above ¥10 million or a sum fixed by laws or ordinances (refers to an agreement based on Article 266-19 of the Commercial Code of Japan).

ARTICLES XXII (Executive Officers)

By resolution of the Board of Directors, Executive Officers to carry out certain assigned duties of the Company may be appointed.

By resolution of the Board of Directors, the President and Chief Executive Officer may be appointed among Representative Directors, and the Senior Executive Vice Presidents, Executive Vice Presidents and other Executive Officers may be appointed.

CHAPTER V Corporate Auditors and Board of Corporate Auditors

ARTICLE XXIII (Election of Corporate Auditors)

Corporate Auditors shall be elected at a general meeting of shareholders.

With respect to the resolution for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of the total number of voting rights shares shall be required.

ARTICLE XXIV (Term of Office of Corporate Auditors)

The term of office of each of the Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held for the latest settlement of accounts within four years from assumption of office.

ARTICLE XXV (Full-time Corporate Auditors and Senior Corporate Auditors)

Full-time Corporate Auditors shall be elected by mutual election of Corporate Auditors, and Senior Corporate Auditors may be elected from the full-time Corporate Auditors.

ARTICLE XXVI (Convening of Meetings of the Board of Corporate Auditors)

Each of the Corporate Auditors shall be notified of a meeting of the Board of Corporate Auditors at least three (3) days before the date set for such meeting.

ARTICLE XXVII (Remuneration for Corporate Auditors)

Remuneration for Corporate Auditors shall be decided by resolution of a general meeting of shareholders.

ARTICLE XXVIII (Reduction in Liabilities of Corporate Auditors)

The Company may exempt its Corporate Auditors from their liabilities within the limit of laws and ordinances based on a resolution of the Board of Directors (refers to a resolution pursuant to the provisions of Article 266-12 of the Corporate Code, which is applied with reference to Article 280-1 of the Commercial Code of Japan).

CHAPTER VI Accounts

ARTICLE XXIX (Business Term and Settlement of Accounts)

The business term of the Company shall begin on April 1 of each year and end on March 31 of the following year.

The settlement of accounts shall be made at the end of each business term.

ARTICLE XXX (Dividends)

Dividends on shares for each business term shall be distributed to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on the last day of each business term.

ARTICLE XXXI (Interim Dividends)

The Company may, by resolution of the Board of Directors, pay interim dividends, which mean the cash distributed pursuant to the provisions of Article 293-5 of the Commercial Code of Japan (hereinafter called "interim dividends"), to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on September 30 of each year.

ARTICLE XXXII (Period of Exclusion of Payment of Dividends and Interim Dividends)

The Company may, by resolution of the Board of Directors, pay interim dividends, which mean the cash distributed pursuant to the provisions of Article 293-5 of the Commercial Code of Japan (hereinafter called "interim dividends"), to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on September 30 of each year.

Supplementary Provision(Transitional Measure Related to the Term of Office of Directors)

In spite of the provision in ARTICLE XVII of this Articles of Incorporation, the term of office of directors elected at the ordinary meeting of shareholders convened on June 27, 2003, shall expire at the close of an ordinary meeting of shareholders to be held in 2005.

This provision shall be deleted after the passage of the date stated in the preceding paragraph.